Issuer Free Writing Prospectus, Dated April 11, 2011
Filed Pursuant to Rule 433
Registration Statement No. 333-172884
Contact:
Dave Curley
Sandy Hillman Communications
410.616.8951
Pinnacle Entertainment Raises the Stakes on Casino Loyalty Marketing
Enhanced mychoice™ Program Offers Guests Unprecedented Benefits:
Mercedes-Benz Automobiles, Multi-Night Stays at Wynn Las Vegas, Royal Caribbean Cruises
LAS VEGAS (April 11, 2011) — Pinnacle Entertainment, Inc. (NYSE: PNK) today announced it is reshaping casino industry rewards with the re-launch of its mychoice™ guest loyalty program. The new mychoice offers guests the opportunity to earn annual lease payments on Mercedes-Benz vehicles, cruises on Royal Caribbean International® and stays at Wynn Las Vegas and Encore, two of Las Vegas’ premier resort properties, through an innovative cross-marketing agreement with Wynn Las Vegas, LLC.
“We’re excited to re-launch mychoice and unveil its many new and innovative benefits,” said Pinnacle Entertainment President and Chief Executive Officer Anthony Sanfilippo. “We have partnered with world-class brands to roll out a unique suite of rewards designed to ensure our guests always think of Pinnacle casinos as ‘their place’ to play and be entertained. The new mychoice program will offer guests greater control over both how and where they enjoy their rewards, including stays at two Las Vegas luxury properties that hold more Forbes Five Star awards than any other casino resort in the world.”
The new mychoice features an enhanced multi-tier structure that provides guests with greater flexibility in how they use their rewards, clearly communicates the valuable benefits available to every program member and gives Pinnacle’s most loyal guests a place in the Owner’s Club.
As members of the Owner’s Club, Pinnacle’s most loyal guests will be able to apply for membership in the Owner’s Club Stock Program. Accepted guests will receive an award of 100 shares of Pinnacle common stock.
Guests who achieve Owner’s Club status will also receive an annual multi-night package at Wynn Las Vegas or Encore, a multi-night cruise to the Bahamas or the Caribbean through a new strategic relationship with Royal Caribbean International, and annual lease payments on either a Mercedes-Benz E350 sedan or ML350 SUV.
“Pinnacle Entertainment shares our commitment to exceptional quality and exceeding customer expectations,” said Marc Stone, National Account Manager for Mercedes-Benz USA LLC. “Just as Pinnacle has raised the bar on the casino entertainment experience, Mercedes-Benz continues to raise the bar by creating the world’s most outstanding vehicles.”

All mychoice members earn tier points based on the games they play, the duration they play and the average bet they make. To maximize the program’s value and flexibility, casino play earns more than points toward a specific tier; it also earns members mycash rewards, which can be used for the benefits that guests enjoy most — slot play, dining, shopping, hotel stays, cash back or a combination thereof.
In addition to the aforementioned rewards, the new mychoice program will feature a multitude of other enhancements, including guaranteed monthly mycash multipliers, invitations to private VIP events, priority restaurant seating, VIP lounge access, personal casino hosting, preferred hotel booking and check-in and VIP seating for many high-demand entertainment events. A full description of the program is available at www.pinnaclemychoice.com.
Pinnacle has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 to register an aggregate of 200,000 shares of common stock for the Owner’s Club Stock Program. Pinnacle expects to launch the Owner’s Club Stock Program after the SEC has declared the registration statement effective. Pursuant to the registration statement on the Form S-3, customers that are accepted into the Owner’s Club Stock Program shall receive either 100 shares of Pinnacle common stock or shares of Pinnacle common stock valued at $1,500, as determined by our President and Chief Executive Officer in his sole discretion. The Company expects to grant initially an award of 100 shares of Pinnacle common stock to customers that are accepted into the Owner’s Club Stock Program.
About Pinnacle Entertainment
Pinnacle Entertainment, Inc. is an owner, operator and developer of casino entertainment facilities and racetracks throughout the United States. The Company’s current properties are L’Auberge du Lac Casino Resort in Lake Charles, Louisiana; Lumière Place Casino & Hotels and River City Casino, both in St. Louis, Missouri; Boomtown Casino in Harvey, Louisiana; Belterra Casino Resort in Florence, Indiana; Boomtown Hotel & Casino in Bossier City, Louisiana; Boomtown Hotel & Casino in Reno, Nevada; and River Downs Racetrack in Cincinnati, Ohio. The Company is also developing a casino in Baton Rouge, Louisiana that is expected to open in the first quarter of 2012.
Pinnacle Entertainment, Inc. is publicly traded on the New York Stock Exchange under the ticker symbol PNK. To learn more about Pinnacle Entertainment, please visit www.pnkinc.com.
About Wynn
Wynn Las Vegas, a luxury hotel and destination casino resort located on the Las Vegas Strip features 2,716 luxurious guest rooms and suites, an approximately 110,000 square foot casino, 21 food and beverage outlets, an on-site 18-hole golf course, meeting space, an on-site Ferrari and Maserati dealership, approximately 74,000 square feet of retail space as well as a showroom, two nightclubs and lounges.
Encore, an expansion of Wynn Las Vegas, opened on December 22, 2008. Encore is located immediately adjacent to Wynn Las Vegas and features a 2,034 all-suite hotel, approximately 76,000 square foot casino, 13 food and beverage outlets, a spa and salon, meeting space, approximately 27,000 square feet of upscale retail outlets as well as a beach club, a showroom, two nightclubs and lounges.
About Mercedes-Benz USA
Mercedes-Benz USA (MBUSA), headquartered in Montvale, New Jersey, is responsible for the distribution, marketing and customer service for all Mercedes-Benz and Maybach products in the United States. MBUSA offers drivers the most diverse line-up in the luxury segment with 12 model lines ranging from the sporty C-Class to the flagship S-Class sedans and the SLS AMG supercar.
MBUSA is also responsible for the distribution, marketing and customer service of Mercedes-Benz Sprinter Vans in the US. More information on MBUSA and its products can be found at www.mbusa.com.

About Royal Caribbean International
Royal Caribbean International is a global cruise brand with 22 ships currently in service. The line also offers unique cruise tour land packages in Alaska, Canada, Dubai, Europe, and Australia and New Zealand. For additional information or to make reservations, call your travel agent, visit www.royalcaribbean.com or call (800) ROYAL-CARIBBEAN. Travel professionals should go www.cruisingpower.com or call (800) 327-2056.
Forward-Looking Statements
All statements included in this press release, other than historical information or statements of historical fact, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements, including statements regarding the new mychoice program, the Owner’s Club and the Owners Club Stock Program, are based on management’s current expectations and are subject to risks, uncertainties and changes in circumstances that could significantly affect future results. Accordingly, Pinnacle cautions that the forward-looking statements contained herein are qualified by important factors that could cause actual results to differ materially from those reflected by such statements. Such factors include, but are not limited to: (a) the fact that the SEC may not declare the Registration Statement on Form S-3 effective, which is referred to below; and (b) other risks, including those as may be detailed from time to time in Pinnacle’s filings with the SEC. For more information on the potential factors that could affect Pinnacle’s business and financial results, review Pinnacle’s filings with the SEC, including, but not limited to, its Registration Statement on Form S-3 filed on March 16, 2011, Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.
Pinnacle Entertainment, Inc. has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-172884) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Pinnacle Entertainment, Inc. will arrange to send you the prospectus if you request it by calling toll-free 1-877-764-8750.
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